Via EDGAR Transmission

September 29, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Craig D. Wilson, Sr. Asst. Chief Accountant, Office of Information Technologies and Services

Re:	HMS Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed June 6, 2017
Form 10-Q for the Quarterly Period Ended June 30, 2017
Filed August 7, 2017
File No. 000-50194

Mr. Wilson:

Set forth below is the response of HMS Holdings Corp. (the "Company", "we", "us" or "our"), to the comment letter, dated September 15, 2017 (the "Comment Letter"), of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission with respect to the above-referenced filings of the Company.

For the convenience of the Staff, we have set forth below the text of the Staff's comment from the Comment Letter in bold typeface followed by the Company's response thereto. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Notes to the Consolidated Financial Statements

Note 2. Business Combinations, page 13

1.	We note your response to prior comment 2. Please help us better understand how you determined the 36-year period over which the acquired customer relationships are expected to contribute directly or indirectly to your future cash flows. Tell us in more detail about the attrition analysis of the customer relationships acquired including, but not limited to, the historical length of Eliza’s relationships and rates of attrition with its customers. Also tell us how contractual renewals and other extensions were considered in your analysis. Describe your own historical experience renewing or extending similar arrangements and how it affected your analysis and what, if any, market participant assumptions were considered and incorporated into your conclusion. In this regard, we note from your disclosures on page 15 that the useful lives of customer relationships acquired in prior periods range from five to ten years and on page 5 of your Form 10-K for the fiscal year ended December 31, 2016, that most of your contracts have terms ranging from three to five years, including renewal terms at the option of the customer. We also note that you amortize the customer relationships using the straight-line method rather than an accelerated method. Please tell us why you believe this method reflects the pattern in which the economic benefits are consumed or explain why you cannot reliably determine the patter. Refer to ASC 350-30-35-6.

5615 High Point Drive | Irving, TX 75038 | Tel 214.453.3000 | hms.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 29, 2017

Response: The Company respectfully submits to the Staff that the Company’s purchase price allocation as filed in the Company’s June 30, 2017 Form 10-Q was preliminary.  Given the recent date of the acquisition closing of Eliza in April 2017 and understanding the Company hired an international accounting firm to assist with the purchase price allocation, the Company is striving to complete its analysis, review and other procedures in an effort to finalize the purchase price allocation in the near term. The Company respectfully requests to be provided additional time until its third quarter Form 10-Q is filed on or before November 9, 2017 to respond to questions as any information provided prior to the filing would be based on preliminary information, and may not be reflective of the most recent information and analysis that the Company is currently working in an effort to finalize the purchase price allocation.

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We believe the foregoing is responsive to the Staff's comments. Should you have any questions, please do not hesitate to contact the undersigned at (214) 453-3000.

Sincerely,

HMS HOLDINGS CORP.

/s/ Jeffrey Sherman

Jeffrey Sherman
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Mengyao Lu, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance

Meredith Bjorck, Executive Vice President, General Counsel and Corporate Secretary
HMS Holdings Corp.

Greg Aunan, Senior Vice President and Chief Accounting Officer
HMS Holdings Corp.

Brian J. Lane
Gibson, Dunn & Crutcher LLP

5615 High Point Drive | Irving, TX 75038 | Tel 214.453.3000 | hms.com